UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026.

Commission File Number: 333-291410

Braiin Limited
(Exact name of registrant as specified in its charter)

283 Rokeby Road Subiaco, Western Australia	6008
(Address of registrant’s principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F ☐ Form 40-F

Braiin Limited announces a strategic partnership with leading UK switching infrastructure provider.

On May 26 Company announces a strategic partnership with leading UK switching infrastructure provider, Switchcraft to integrate embedded utility and telecom switching capabilities across Braiin’s expanding UK Living Infrastructure and PropTech ecosystem. Under the agreement, Braiin will leverage Switchcraft’s white-labelled API infrastructure to power embedded utility and telecom switching experiences across its connected platforms, enabling users to compare, activate, and manage household services – electricity, gas, broadband, and telecom — directly within the Braiin environment.

A copy of the press release announcing the proposed transaction is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

SUBMITTED HEREWITH

Exhibits
99.1	Press Release dated May 26, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Braiin Limited

By:	/s/ Natraj Balasubramanian
Name:	Natraj Balasubramanian
Title:	Chief Executive Officer

Date: May 26, 2026